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April 16, 2021

VIA EDGAR AND

ACCELLION/KITEWORKS SECURE

FILE TRANSFER SYSTEM

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

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FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attn:	Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
David Edgar, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Zeta Global Holdings Corp.
Draft Registration Statement on Form S-1
Submitted March 12, 2021
CIK No. 0001851003

Ladies and Gentlemen:

On behalf of our client, Zeta Global Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 8, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on March 12, 2021 (the “Registration Statement”).

Concurrently with this letter, the Company has submitted an amended Draft Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

            April 16, 2021

Draft Registration Statement Form S-1 submitted March 12, 2021

Prospectus Summary

Overview, page 1

1.	Please balance your disclosure of fiscal year 2020 revenues and revenue growth with corresponding disclosure of fiscal year 2020 net loss and growth in net loss.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amendment to reflect fiscal year 2020 net loss and growth in net loss.

The Offering, page 10

2.

We note that the shares outstanding after completion of this offering assumes the conversion of all outstanding shares of your preferred stock into 39,233,195 shares of common stock. However, based on the disclosures in Note 14, it appears that only the Series F redeemable convertible preferred stock will automatically convert upon a Qualified IPO. Please explain your basis for assuming the conversion of all preferred shares and revise your disclosures as necessary. Lastly, to the extent such conversion is supportable, please provide pro forma per share information for the most recent fiscal year in your Summary Consolidated Financial and Operating Information reflecting such conversion and any related adjustments. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amendment to clarify that all of the currently outstanding preferred shares will be converted in connection with the offering. The basis for assuming the conversion is the legal conversion requirements in the Preferred Share Purchase agreements. The Company has revised disclosure in Note 14 on page F-35 to clarify that each class of redeemable convertible preferred stock will automatically convert upon a Qualified Initial Public Offering.

Lastly, the Company has included line items for the pro forma per share information in the Summary Consolidated Financial and Operating Information on page 14 of the Amendment as well as descriptions of relevant adjustments and shall provide the information in a subsequent amendment once available.

Risk Factors

Risks Relating to Our Business and Industry

General, page 14

3.

We note that the interest rate for your revolving credit facility is tied to LIBOR. Please include a risk factor regarding the potential impact to your liquidity and results operations from the expected discontinuance of LIBOR, or explain.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 25 of the Amendment to include a risk factor regarding the potential impact to the Company’s liquidity and results operations from the discontinuance of LIBOR.

            April 16, 2021

Our success and revenue growth depends upon..., page 15

4.

You state that individual marketing agencies that are owned by holding companies are considered to be separate customers. Considering a holding company may choose to exert control over its individual marketing agencies, please tell us whether revenue from any of your holding company customers, when combined with their individual marketing agencies, exceeded 10% of total revenue for any period presented. If so, revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comments and confirms that the Company views the individual agency, the contracting company, as the customer, each of which does business with the Company through an independent client relationship. The Company supplementally advises the Staff that the Company has not experienced circumstances in which a holding company exerts influence over the customer relationships that the Company has with individual agencies. Finally, the Company supplementally confirms that no single holding company of its customers exceeds 10% of its total revenue for any period presented.

Selected Consolidated Financial and Operating Information, page 45

5.

We note your measures of adjusted platform profit and adjusted platform margin excludes normal cash operating expenses necessary to operate your business. Please tell us how you determined that this measure complies with Question 100.01 of the non-GAAP C&DIs. Further tell us what this measure is intended to convey and how it is useful to investors. To the extent you are attempting to show a non-GAAP gross profit measure, please reconcile such measure to the most directly comparable GAAP measure of gross profit and ensure such measure includes depreciation and amortization expense pursuant to SAB Topic 11.B. Also, ensure you present the most directly comparable GAAP measure of gross profit margin. Refer to Item 10(e)(1)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure in the Amendment to remove references to adjusted platform profit and adjusted platform margin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Results of Operations

Expand Sales to Existing Customers, page 49

6.	Please revise to disclose the percentage of revenue derived from your political and advocacy customers that are excluded from your annual net revenue retention rate metric.

            April 16, 2021

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 51 of the Amendment to include the percentage of revenue derived from political and advocacy customers.

Key Performance Metrics

Scaled customers, page 50

7.

You disclose that you serve more than 1,000 customers. Please revise to disclose the actual number of total customers as of each period end. Also, with regard to scaled customers, revise to disclose the percentage of revenue derived from such customers for each period presented. To the extent that scaled customers do not represent a majority of your total revenues, please revise to also provide ARPU and annual net revenue retention rate for all your customers or explain.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 81 of the Amendment to disclose the actual number of total customers for each period end and page 52 to disclose the percentage of revenue derived from scaled customers for each period presented, respectively.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

Revenues, page 53

8.

You state that your success and revenue growth are dependent on adding new customers, retaining existing customers and increasing customers’ usage of your platform, however these factors are not referenced in your discussion of revenue growth. Please revise to include a quantified discussion regarding the portion of revenue growth attributable to new versus existing customers as well as the contribution of acquired businesses, if material. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 55 of the Amendment. The Company has included revenue growth based on new and existing customers. The Company did not acquire any businesses in 2020, and therefore, the Company does not believe the contribution from acquired businesses to be material to the growth figures presented. Revenue from clients whose original contracts were acquired as part of 2019 acquisitions constituted [***]% of total revenue in 2020. Such acquired contracts were short term in nature and required new sales effort by the Company to retain such clients. Accordingly, the Company considers customers from 2019 acquisitions to be existing Company customers in 2020 and therefore revenues from acquisitions consummated in 2019 were included in the existing growth rate disclosed on page 55.

Liquidity and Capital Resources, page 58

9.	Please file as an exhibit the Senior Secured Credit Facility entered into on February 3, 2021.

Response: The Company acknowledges the Staff’s comment and has included the Senior Secured Credit Facility Agreement as Exhibit 10.1 to the Amendment.

            April 16, 2021

Principal Stockholders, page 102

10.	You indicate that the Class B common stock will have ten votes per share. Please add a column to the beneficial ownership table that discloses the percentage voting power held by each person.

Response: The Company acknowledges the Staff’s comment and has revised the beneficial ownership table on page 105 of the Amendment to include a column showing the percentage of voting power held by each person and will provide the information in the table in a subsequent amendment once available.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

11.

We note that your cost of revenue does not include depreciation and amortization expense. Please revise to state separately the amount of such costs that have been excluded from cost of revenue, if material. Refer to Rule 5-03(b)(3) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as disclosed in the Company’s significant accounting policies, cost of revenue consist primarily of media and marketing costs and certain personnel costs directly attributable to revenue generating activities or directly associated with providing services to the customer. The Company excludes depreciation and amortization from cost of revenues and other operating expenses. Further, in response to the Staff’s comment, the Company also considered the interpretative guidance under SAB 11.B in this regard and has concluded that the current disclosure is appropriate by considering the following three factors: (1) measure of gross profit or gross margin are not disclosed in the Amendment or Company’s financial statements, (2) cost of revenues includes a clear caption for the exclusion of depreciation and amortization expense, and (3) depreciation and amortization is presented clearly as a separate line item in the Company’s consolidated statement of operations and comprehensive income.

12.

We note that you do not present a line-item for net income (loss) available to common shareholders on the face of this statement. Notwithstanding the disclosures in Note 20, please tell us how you considered the guidance in SAB Topic 6.B to report income (loss) applicable to common shareholders on the face of the income statement when it is materially different than reported net income or loss.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages 13, 48 and F-4 to include net income (loss) to common shareholders in accordance with SAB Topic 6.B. This change in presentation of the face of the statement of operations is the same as the disclosure the Company provided in Note 20 of the financial statements.

Notes to Consolidated Financial Statements

Note 2 - Basis of Presentation and Significant Accounting Policies Revenue Recognition,

13.

You disclose that you derive revenue on your technology platform via subscription fees, volume-based utilization fees and fees for professional services. Please tell us the amount of revenue derived from each service type for the periods presented. To the extent material, revise to include a discussion of your accounting for professional fee revenue. Also, clarify when the performance obligations are satisfied for your subscription fees. Refer to ASC 606-10-50-12(a).

            April 16, 2021

Response: The Company acknowledges the Staff’s comment and has indicated the amount of revenue derived from each service type for the periods presented below.

	December 31, 2020			December 31, 2019
	Revenue (in thousands)%			Revenue (in thousands)%
Platform fees – Subscription and volume based utilization fees	$	[***]	[***]%	$	[***]	[***]%
Professional service fees		[***]	[***]%		[***]	[***]%

Total	$	[***]	[***]%	$	[***]	[***]%

In response to the Staff’s comment with respect to accounting for professional fee revenue, the Company supplementally advises the Staff that revenue on the Company’s technology platform from professional services is immaterial as indicated above, and therefore it has not added specific policy disclosures for this revenue stream.

In response to the Staff’s comment with respect to when performance obligations are satisfied for subscription fees, the Company has revised the disclosure in the Amendment on page F-9 to state that these revenues are generally recognized ratably over the contractual term.

The Company further addresses disaggregation of platform fees – subscription and volume-based utilization fees in its response to comment #14 below.

Disaggregation of revenues from contract with customers, page F-10

14.

We note your disclosure of revenue disaggregated by U.S. vs. international. Please tell us your consideration to provide additional forms of disaggregated revenue such as disaggregation based on the timing of transfer or by type of service, customer, or contract. Refer to ASC 606-10-55-89 through 55-91.

Response:

In response to the Staff’s comment with respect to additional forms of disaggregated revenue such as disaggregation based on the timing of transfer or by type of service, customer, or contract, the Company advises the Staff that the Company has considered the guidance in ASC 606-10-55-89 through 55-91 with respect to additional disclosures of disaggregated revenues and has revised Note 2 in the Amendment on pages F-10 and F-11 to add a disaggregation based on delivery channels / platforms.

The Company further considered the additional suggested potential disaggregation noted in paragraph 55-91 and has revised its disclosure to add the disaggregation of revenues based on the following analysis.

55-91a: Type of good or service (for example, major product lines) – The Company believes that the disaggregation based on the type of products or services (volume based, subscription fee and professional services fee) is not meaningful to investors because those types of products or services are pricing mechanics and the Company does not manage overall business by the difference in the pricing. For further detail please refer to the Company’s analysis to 55-91d: Type of contract below.

55-91b: Geographical region (for example, country or region) – The Company believes this is a relevant disaggregation of its revenues because of its global customer base and has disclosed the information regarding domestic vs. international sales in the Amendment on page F-18.

55-91c: Market or type of customer (for example, and nongovernment customers) – The Company’s customer base is comprised of advertisers or their agencies spread across numerous industry verticals. The Company does not manage the contractual terms such as pricing, payment terms, among others based on the industry to which the customer belongs, therefore the Company does not believe that disaggregation by customer is meaningful to investors.

55-91d: Type of contract (for example, fixed-price and time-and-materials contracts) – As indicated in response to the Staff’s comment # 13 above, a majority of the Company’s revenues are derived from subscription based and volume based utilization arrangements. The Company’s volume based contracts have economic terms that are similar to its subscription based contracts, which are fixed-price in nature. The Company’s subscription based contracts are typically priced based on an assumed minimum volume utilization by its customers, so that such contracts have similar cost of revenues. In addition, the majority of the Company’s volume based contracts have annual commitments or budgets established in advance. The Company has a history of consistent delivery against such contracts with annual renewals and budgeting in a manner that is similar to its subscription based arrangement with its customers. Therefore, the Company’s economic benefit is similar for volume based and subscription based arrangements. Lastly, as the Company has noted to the Staff in the response above, revenue from professional services, which is typically on a time-and-materials basis, is immaterial. As such, the Company believes the disaggregation based on the type of contract would not provide meaningful information to investors.

55-91e: Contract duration (for example, short-term and long-term contracts) – The nature of the Company’s contracts is primarily short-term in duration and governed by monthly / quarterly orders from its customers. The amount of revenues associated with long-term contracts is immaterial. The Company does not manage the business based on the duration of contracts. Therefore, the Company does not believe this level of disaggregation provides additional value to investors.

55-91f:. Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time) – The majority of the Company’s revenue is recognized over time, therefore the Company believes that providing disaggregation based on the timing of transfer of goods or services would not be meaningful to investors

55-91g:. Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries) – The Company does not have sales channels partners such as intermediaries whose contracts have significant economic differences. In considering such economic differences, the Company evaluated factors such as pricing and other terms and conditions offered to customers directly and those offered through intermediaries. Therefore, the Company believes that disaggregating revenues by sales channels would not provide meaningful information to investors.

Other disaggregation consideration (Delivery channels / platforms): As stated above, the Company has revised the revenue disclosure in Note 2 in the Amendment on pages F-10 and F-11 to include disaggregation by delivery channels / platforms. Revenues by delivery channels/platforms are based on whether the customer requirements necessitate integration with platforms or delivery channels not owned by the Company. When the Company generates revenues entirely through its own platform, the Company considers it Direct Platform Revenue. When the Company generates revenue by leveraging its platform’s integration with third parties, it is considered Integrated Platform Revenue. Therefore, given the Company’s goal to actively move its customers onto Direct Platform, the Company believes that disaggregating delivery channels/platforms provides meaningful information to investors.

As the Company’s business continues to grow and diversify, it will continue to review its disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur over time to the underlying economic nature of its agreements and the impact to the consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

Note 13 - Stock-Based Compensation Restricted shares, page F-32

15.

Please provide us with a breakdown of all equity-based awards granted in fiscal 2020 and to date in fiscal 2021, including the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your

            April 16, 2021

valuation assumptions or methodology used to value such award. Please continue to update this analysis through effectiveness of the registration statement.

Response: The Company acknowledges the Staff’s comments with respect to all equity-based awards granted in fiscal 2020 and to date in fiscal 2021. In response to the Staff’s comments, the Company will promptly provide the Staff with a detailed response under separate cover including a breakdown of all equity-based awards granted in fiscal 2020 and to date in fiscal 2021, including the fair value of the underlying common stock used to value such awards under separate cover. The response will also address, to the extent applicable, any fluctuations in the fair values from period-to-period and any factors that contributed to these fluctuations, such as any intervening events or changes in the Company’s valuation assumptions or methodology used to value such awards.

16.

You state that the restricted share awards vest 25% upon a change in control. Please explain further when the remaining 75% of the restricted share awards vest. In this regard, it is unclear whether vesting is over a five-year term beginning from the date of issuance, as your disclosures appear to imply, or whether vesting for such awards does not begin until there is a change of control. To the extent vesting begins from the date of issuance, tell us why you have not recognized any compensation expense related to such awards. Also, tell us whether you anticipate changing the vesting terms for the 25% in contemplation of this offering and revise your disclosures as necessary to clarify all terms of these awards. Lastly, tell us the accounting guidance considered when including these shares in issued and outstanding common stock on your balance sheet and specifically address how you considered the definition of “Issued, Issuance, or Issuing of an Equity Instruments” in ASC 718-10-20.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages F-31 and F-32 to clarify the vesting provisions of the restricted share awards. Based on the terms of the Zeta Global Holdings Corp. 2017 Equity Incentive Plan (the “Plan”), the restricted share awards vest 25% upon a change in control, as defined by the Plan. Given the anticipated terms of the initial public offering (the “IPO”), the Company does not believe this change in control definition will be met, as it requires over 50% of the outstanding shares to be exchanged. As such, the Company has revised its disclosures regarding these awards to state as much. Further, to the Staff’s comment, the remaining 75% of the restricted share awards would vest ratably over five years from the date of grant, but only after a change in control has occurred, as defined. For illustrative purposes, if a recipient received a grant three years prior to a qualifying change in control, then 25% of the shares would vest on the date of the change in control, and the remaining 75%, would vest quarterly over the remaining two year term after the change of control. Through the year ended December 31, 2020, the performance conditions associated with the restricted share awards have been considered improbable, and therefore the Company has recognized $0 of compensation expense for these awards on a historical basis in accordance with ASC 718-10-25-20.

As to the Staff’s comment regarding the vesting terms for the 25% of the restricted share awards, the Company acknowledges the comment and supplementally advises the Staff that as of the date of this response, the Company’s board of directors approved to modify the terms of its outstanding restricted stock and restricted stock unit awards. Pursuant to that approval, the Company sent letters to certain of its restricted stock and restricted stock unit holders, notifying them of the opportunity to accept the proposed amendments to their outstanding awards. The Company plans to make a broader announcement to its other restricted stock and restricted stock unit holders prior to the IPO. In order to reward recipients for services rendered and incentivize them to provide future service to the Company, the restricted share awards will be modified as disclosed on pages 103 and 104 of the Amendment. As defined in the Plan, the IPO will not qualify as a change in control under the terms of such awards and therefore the holders would not begin to vest in their awards in connection with the IPO. In order to reward the Company’s employees and other services providers for services rendered and incentivize them to provide future service to the Company, the board of directors approved the modification of outstanding restricted stock and restricted stock units so that such awards may begin to vest in connection with the IPO. For certain award holders, terms of the proposed modification provide the holder an option to receive a cash payout for 10%, 15% or 20% of their outstanding awards on the effective date of the IPO, with the remaining percentage of the awards subject to future vesting beginning on the one year anniversary of the IPO and extending for a period of four years thereafter. For other restricted stock and restricted stock unit holders, they will not have the option to receive a cash payout for their outstanding awards. Instead, such holders will have different vesting periods based on a five-year period from the original grant date of their awards (with a certain percentage to vest in connection with the IPO). Lastly an additional group of restricted stock and restricted stock unit holders will have their outstanding awards modified to vest over five years following the IPO. The modification occurred in March 2021 and will be accounted for using the guidance in ASC 718-20-35-3. Given the vesting of the modified awards contain a performance condition associated with an initial public offering, the Company has determined that the modification is considered improbable under ASC 718-20-55-118 through 119. Therefore, the Company will compute compensation expense based on the modification date fair value of the awards but will not recognize any expense until the IPO is effective and the performance condition is satisfied. In connection with the vesting on the pricing date of the IPO, the Company will recognize the expense associated with the awards vested on that date. For holders who receive cash on that date, such cash amount shall be paid net of withholding taxes. For holders who vest, but do not receive cash on that date, the company shall pay withholding taxes by repurchasing such number of vested shares at the IPO price as is necessary to cover the taxes. As a result of modification accounting, the Company expects a significant amount of stock compensation expense to be recognized upon IPO. The Company is still calculating such stock compensation expense and will provide the Staff with such estimate when determined. The portion of the awards subject to future service would remain classified as equity awards and expense would be recognized ratably over the remaining future service period. The Company intends to fully disclose the modification accounting in its first quarter Form 10-Q, or in subsequent amendments to the Registration Statement.

Finally, regarding the Staff’s question as to the Company’s determination that these shares are issued and outstanding common stock on the balance sheet, the Company considered Rule 5-02 (29) of Regulation S-X and determined that the non-vested shares are legally issued and outstanding. The Company has also considered the definition of “Issued,” “Issuance,” or “Issuing” of an Equity Instrument in ASC 718 in making a determination of the accounting for these shares, as reflected in the determination of earnings per share. The Company has revised the disclosure in the Amendment to indicate that such shares are legally issued and outstanding, and to clarify that these shares are not participating securities, on page F-32.

Note 20 - Net Loss per Share, page F-41

17.

You state that holders of non-vested restricted stock have similar dividend and voting rights as common stockholders. Please clarify whether the holders of unvested restricted stock have non-forfeitable rights to dividends or dividend equivalents. If so, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61(A). Also, tell us how you determined the weighted average number of Series A common stock used in the denominator of your per share

            April 16, 2021

calculations and why such amounts differ so significantly from the actual Series A common shares outstanding at both December 31, 2019 and 2020. To the extent this difference relates to the restricted stock awards, please revise to clearly indicate as such and clarify the number of unvested restricted share awards that are excluded from your per shares calculations for each period presented.

Response: The Company advises the Staff that holders of unvested restricted stock do not have non-forfeitable rights to dividends or dividend equivalents, and accordingly the Company does not consider these awards to be participating securities. The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment on pages F-41 and F-42 to clarify the calculation of weighted average number of Series A common stock used in the denominator of the Company’s per share calculations.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all such communications as requested by the Staff.

*        *        *         *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Joel H. Trotter Joel H. Trotter of LATHAM & WATKINS LLP

Enclosures

cc:	David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Steven B. Vine, Zeta Global Holdings Corp.

Marc D. Jaffe, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP